

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

January 8, 2010

Mr. Sam Klepfish
Chief Executive Officer
Innovative Food Holdings, Inc.
3845 Beck Blvd.
Suite 805
Naples, Florida 34114

   RE: **Innovative Food Holdings, Inc.**
       Form 10-KSB for Fiscal Year Ended December 31, 2007
       Filed July 31, 2008
       File No. 0-9376

Dear Mr. Klepfish:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        William Thompson
        Branch Chief